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                                                       EXHIBIT 99.B.6-5
                                                       Letter Agreement
                                                       With Hewes Communications

                           HEWES COMMUNICATIONS, INC.

                                                        As of September 30, 1996

Colin Ferenbach
Haven Capital Management Trust
655 Third Avenue
New York, NY  10017

Dear Colin:

This letter constitutes an agreement between The Haven Capital Management Trust and Hewes Communications, Inc., to cover the media relations program that Hewes Communications will conduct on behalf of The Haven Fund.

Beginning October 1, 1996, Hewes Communications will conduct an ongoing media relations program and serve as public relations counsel for The Haven Fund. The Haven Fund will pay a monthly retainer fee of $3,500 to Hewes Communications and reimburse expenses (including messenger and overnight delivery, phone, fax, publications, photocopying, postage, travel and entertainment, and subcontracted services) incurred by Hewes Communications in the course of conducting the program.

This agreement may be canceled by either party with 30 days' written notice. This agreement may also be terminated at any time, without the payment of any penalty, by vote of a majority of the members of the trustees of The Haven Capital Management Trust who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Trust's distribution plan or in any agreements related to the plan or by vote of a majority of the outstanding voting securities of The Haven Fund on not more than sixty days' written notice to any other party to the agreement. This agreement will automatically and immediately terminate in the event of its "assignment." (As used in this agreement, the terms "majority of the outstanding voting securities," "interested persons" and "assignment" shall have the same meanings as such terms have in the Investment Advisers Act of 1940.)






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If these terms are acceptable to Haven Capital Management Trust, please indicate your consent to this agreement by signing below and returning an executed copy of this letter to Hewes Communications by fax and by regular mail.

Sincerely,



Tucker Hewes                                -----------------------------------
President                                   Signed
Hewes Communications, Inc.
                                            Colin Ferenbach
                                            President
                                            The Haven Capital Management Trust